6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                February 22, 2006

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl-Bosch-Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes  No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

  BASF On Course for Further Success: Record Earnings In 2006 - Optimistic For
                                      2007


    -- Record sales (plus 23 percent) and EBIT before special items (plus 18 percent) in 2006

    --  Premium of EUR 2.1 billion earned on cost of capital

    --  New business areas strengthen BASF

    --  Outlook: BASF confident for full-year 2007

    Business Editors

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--Feb. 22, 2007--In 2006, BASF - The Chemical Company (NYSE:BF)(FWB:BAS)(LSE:BFA) reached important goals. For the first time in the company's history, sales passed the EUR 50 billion mark, and income from operations (EBIT) before special items climbed to a new record of more than EUR 7.2 billion.

    "Our ambitious team has achieved this using its own strength. The economic tailwind also aided us. Our value-enhancing acquisitions in the areas of catalysts, construction chemicals and resins for paint and printing systems have helped us to grow in highly innovative areas and have brought us closer to our customers. At the same time, we have broadened our competence and have become more resilient to cyclicality," said BASF's Chairman, Dr. Jurgen Hambrecht, at the company's Annual Press Conference in Ludwigshafen, Germany.

    In 2006, BASF again earned a high premium of EUR 2.1 billion on its cost of capital and grew faster than the market. Sales increased by 23 percent to almost EUR 53 billion. The businesses acquired in 2006 contributed EUR 4.2 billion to this amount. EBIT before special items climbed 18 percent to more than EUR 7.2 billion.

    BASF is making good progress in integrating the businesses it acquired in 2006 and is on track to largely complete the process as planned by the middle of 2007. The company expects to achieve full synergies of approximately EUR 290 million per year by 2010. This amount is significantly higher than expected.

    Optimistic outlook for 2007: Strong sales growth

    Hambrecht's outlook for the further course of 2007 was positive. BASF is basing its business planning for 2007 on the following assumptions:

    -- Global economic growth of 3.2 percent and a similar increase in global chemical production (excluding pharmaceuticals)

    -- An average oil price of around $55/barrel for Brent crude with a downward trend in the following years

    --  An average euro/dollar exchange rate of $1.30 per euro

    -- Moderately higher interest rates in the course of the year, primarily in Europe

    "In 2007, we want to further expand our position as the world's leading chemical company. We want to further increase BASF's value and again earn an attractive premium on our cost of capital. We will derive additional energy from the newly acquired businesses, from our investments in growth markets and from our broadened research and development activities," said Hambrecht.

    For the full year, BASF expects significantly higher sales in 2007 compared with 2006. This will be driven by both the businesses acquired in 2006 as well as organic growth in the company's existing businesses. Despite the significant decline in the price of oil and the associated impact on the earnings of the Oil & Gas segment, BASF has set itself the ambitious goal of at least matching the record level of EBIT before special items that it posted in 2006. Due to the sustained strengthening of its earnings power, BASF expects to at least earn its cost of capital in any given year, irrespective of the economic situation.

    BASF's Chief Financial Officer, Dr. Kurt Bock, noted that BASF improved earnings at all levels of the income statement compared with its strong performance in 2005. "The company's financial strength - measured in terms of cash provided by operating activities - increased further. In combination with a solid balance sheet, this provides us with the financial leeway we need," he said. Bock also pointed out that BASF bought back shares for almost EUR 1 billion in 2006 and was planning to buy back additional shares in 2007 under the ongoing program.

    Chemicals segment posts record sales

    The Chemicals segment posted record sales of EUR 11.6 billion. This 43 percent increase was due in particular to the first-time inclusion of the new Catalysts division. EBIT before special items reached a new high of EUR 1.7 billion.

    Higher volumes and price increases led to an improvement in sales and EBIT before special items in the Plastics segment. Sales rose by 9 percent to EUR 12.8 billion, while EBIT before special items climbed 18 percent to EUR 1.2 billion.

    Sales in the Performance Products segment rose by 23 percent to more than EUR 10 billion as a result of the newly acquired businesses. EBIT before special items declined, however, due to integration and restructuring costs and declining margins, in particular for acrylic monomers.

    Sales in the Agricultural Products & Nutrition segment were at approximately the previous year's level segment (minus 2 percent), while EBIT before special items declined (minus 37 percent).

    Unfavorable weather conditions for the use of fungicides, low prices for agricultural produce and high energy costs negatively impacted BASF's business with crop protection products in important agricultural regions.

    Sales and EBIT before special items rose in the Fine Chemicals division, but EBIT declined as a result of extensive restructuring measures.

    BASF expects this segment's earnings to improve significantly in 2007 thanks to its portfolio of innovative crop protection products and its restructuring efforts in the Fine Chemicals division.

    The increase in prices for crude oil and natural gas and the expansion of the gas trading business meant that sales and EBIT before special items in the Oil & Gas segment reached new record levels of EUR 10.7 billion and EUR 3.2 billion, respectively.

    BASF will publish its Financial Report and Corporate Report on March 14, 2007.

    BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's high-value products and intelligent system solutions help its customers to be more successful. BASF develops new technologies and uses them to meet the challenges of the future and open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. BASF has over 95,000 employees and posted sales of EUR
52.6 billion in 2006. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

    On February 22, 2007 you can obtain further information on the Internet at the following addresses:

    Annual press conference report (from 7:30 a.m. CET) corporate.basf.com/pcon-report (English) corporate.basf.com/pk-bericht (German)

    Press release (from 7:30 a.m. CET)
corporate.basf.com/pressrelease (English)
corporate.basf.com/pressemitteilungen (German)

    Live transmission Annual Press Conference
(from 10:30 a.m. CET)
corporate.basf.com/pcon (English)
corporate.basf.com/pk (German)

    Speech Dr. Jurgen Hambrecht/Dr. Kurt Bock
(from 10:30 a.m. CET)
corporate.basf.com/pcon (English)
corporate.basf.com/pk (German)

    Photos from the Annual Press Conference
(from 1:00 p.m. CET)
corporate.basf.com/photos (English)
corporate.basf.com/fotos (German)

    Live transmission Analyst Conference (from 3:00 p.m. CET) corporate.basf.com/share (English) corporate.basf.com/aktie (German)

    Information about BASF shares
corporate.basf.com/share (English)
corporate.basf.com/aktie (German)

    Note to Editors:

    You can also access our Corporate Press Photo DVD on the Internet: corporate.basf.com/pressphoto-cd (English) corporate.basf.com/pressefoto-cd (German)

    Forward-looking statements

    This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.



Important figures from Annual Press Conference Report
---------------------------------------------------------------------
                                                               Change
Million EUR                                     2006     2005    in %
--------------------------------------------- ------- -------- ------
Sales                                         52,610   42,745   23.1
--------------------------------------------- ------- -------- ------
Income from operations before interest,
 taxes, depreciation
and amortization (EBITDA)                      9,723    8,233   18.1
--------------------------------------------- ------- -------- ------
Income from operations (EBIT) before special
 items                                         7,257    6,138   18.2
--------------------------------------------- ------- -------- ------
Income from operations (EBIT)                  6,750    5,830   15.8
--------------------------------------------- ------- -------- ------
Income before taxes and minority interests     6,527    5,926   10.1
--------------------------------------------- ------- -------- ------
Net income                                     3,215    3,007    6.9
--------------------------------------------- ------- -------- ------
Earnings per share (EUR )                       6.37     5.73   11.2
--------------------------------------------- ------- -------- ------
Income from operations (EBIT) in percent of
 sales                                          12.8     13.6      -
--------------------------------------------- ------- -------- ------
Cash provided by operating activities          5,940  5,250(3)  13.1
--------------------------------------------- ------- -------- ------
Additions to long-term assets(1)              10,039    2,523  297.9
--------------------------------------------- ------- -------- ------
  Excluding acquisitions                       2,425    1,937   25.2
--------------------------------------------- ------- -------- ------
Amortization and depreciation(1)               2,973    2,403   23.7
--------------------------------------------- ------- -------- ------
Segment assets (as of December 31)(2)         38,599   29,180   32.3
--------------------------------------------- ------- -------- ------
Personnel costs                                6,210    5,574   11.4
--------------------------------------------- ------- -------- ------
Number of employees (as of December 31)       95,247   80,945   17.7
--------------------------------------------- ------- -------- ------


    (1) Intangible assets and property, plant and equipment (including acquisitions)

    (2) Intangible assets and property, plant and equipment, inventories and business-related receivables

    (3) Before external financing of pension obligations







Segment Reporting
Million EUR                       Sales                 EBITDA
------------------------------- -------------- ------- ------- -------
4th Quarter               2006    2005    in %   2006    2005    in %
------------------------------- -------------- ------- ------- -------
Chemicals                3,448   2,211   55.9     775     513   51.1
------------------------------- -------------- ------- ------- -------
Plastics                 3,260   3,037    7.3     379     342   10.8
------------------------------- -------------- ------- ------- -------
Performance Products     2,830   2,155   31.3     209     258  (19.0)
------------------------------- -------------- ------- ------- -------
Agricultural Products &
 Nutrition               1,196   1,203   (0.6)    152     174  (12.6)
------------------------------- -------------- ------- ------- -------
  Agricultural Products    718     720   (0.3)    116     181  (35.9)
------------------------------- -------------- ------- ------- -------
  Fine Chemicals           478     483   (1.0)     36      (7)     .
------------------------------- -------------- ------- ------- -------
Oil & Gas                3,105   2,536   22.4     946     886    6.8
------------------------------- -------------- ------- ------- -------
Other(a)                   635     578    9.9     119      49  142.9
------------------------------- -------------- ------- ------- -------
                        14,474  11,720   23.5   2,580   2,222   16.1
------------------------------- -------------- ------- ------- -------
Full Year
------------------------------- -------------- ------- ------- -------
Chemicals               11,572   8,103   42.8   2,235   1,942   15.1
------------------------------- -------------- ------- ------- -------
Plastics                12,775  11,718    9.0   1,715   1,504   14.0
------------------------------- -------------- ------- ------- -------
Performance Products    10,133   8,267   22.6   1,177   1,227   (4.1)
------------------------------- -------------- ------- ------- -------
Agricultural Products &
 Nutrition               4,934   5,030   (1.9)    847     996  (15.0)
------------------------------- -------------- ------- ------- -------
  Agricultural Products  3,079   3,298   (6.6)    663     907  (26.9)
------------------------------- -------------- ------- ------- -------
  Fine Chemicals         1,855   1,732    7.1     184      89  106.7
------------------------------- -------------- ------- ------- -------
Oil & Gas               10,687   7,656   39.6   3.766   2,859   31.7
------------------------------- -------------- ------- ------- -------
Other(a)                 2,509   1,971   27.3     (17)   (295)  94.2
------------------------------- -------------- ------- ------- -------
                        52,610  42,745   23.1   9,723   8,233   18.1
------------------------------- -------------- ------- ------- -------
                            Research and
                              development
4th Quarter                    expenses                  Assets (b)
---------------------------------------------- -------              --
Chemicals                   66      25  164.0  10,473   6,146   70.4
------------------------------- -------------- ------- ------- -------
Plastics                    34      33    3.0   6,911   6,639    4.1
------------------------------- -------------- ------- ------- -------
Performance Products        85      62   37.1   9,727   4,863  100.0
------------------------------- -------------- ------- ------- -------
Agricultural Products &
 Nutrition                 105      97    8.2   6,054   6,637   (8.8)
------------------------------- -------------- ------- ------- -------
  Agricultural Products     89      80   11.3   4,458   5,156  (13.5)
------------------------------- -------------- ------- ------- -------
  Fine Chemicals            16      17   (5.9)  1,596   1,481    7.8
------------------------------- -------------- ------- ------- -------
Oil & Gas                    .       .      .   5,434   4,895   11.0
------------------------------- -------------- ------- ------- -------
Other (a)                   77      73    5.5   6,692   6,490    3.1
------------------------------- -------------- ------- ------- -------
                           367     290   26.6  45,291  35,670   27.0
------------------------------- -------------- ------- ------- -------
Full Year
------------------------------- -------------- ------- ------- -------
Chemicals                  178     114   56.1  10,473   6,146   70.4
------------------------------- -------------- ------- ------- -------
Plastics                   145     135    7.4   6,911   6,639    4.1
------------------------------- -------------- ------- ------- -------
Performance Products       288     214   34.6   9,727   4,863  100.0
------------------------------- -------------- ------- ------- -------
Agricultural Products &
 Nutrition                 404     373    8.3   6,054   6,637   (8.8)
------------------------------- -------------- ------- ------- -------
  Agricultural Products    334     303   10.2   4,458   5,156  (13.5)
------------------------------- -------------- ------- ------- -------
  Fine Chemicals            70      70      .   1,596   1,481    7.8
------------------------------- -------------- ------- ------- -------
Oil & Gas                    .       1 (100.0)  5,434   4,895   11.0
------------------------------- -------------- ------- ------- -------
Other (a)                  262     227   15.4   6,692   6,490    3.1
------------------------------- -------------- ------- ------- -------
                         1,277   1,064   20.0  45,291  35,670   27.0
------------------------------- -------------- ------- ------- -------

Segment Reporting
Million EUR                EBIT before special items      EBIT
------------------------------------------------------- ------ -------
4th Quarter               2006      2005    in %  2006   2005     in %
-------------------------------    ------ ------ ------ ------ -------
Chemicals                  592       379   56.2    571    296    92.9
-------------------------------    ------ ------ ------ ------ -------
Plastics                   253       221   14.5    241    207    16.4
-------------------------------    ------ ------ ------ ------ -------
Performance Products       152       177  (14.1)    33    148   (77.7)
-------------------------------    ------ ------ ------ ------ -------
Agricultural Products &
 Nutrition                  74       118  (37.3)   (55)    58  (194.8)
-------------------------------    ------ ------ ------ ------ -------
  Agricultural Products     54       124  (56.5)    58    118   (50.8)
-------------------------------    ------ ------ ------ ------ -------
  Fine Chemicals            20        (6)     .   (113)   (60)  (88.3)
-------------------------------    ------ ------ ------ ------ -------
Oil & Gas                  780       753    3.6    780    753     3.6
-------------------------------    ------ ------ ------ ------ -------
Other(a)                    16       (57)     .     96     20   380.0
-------------------------------    ------ ------ ------ ------ -------
                         1,867     1,591   17.3  1,666  1,482    12.4
-------------------------------    ------ ------ ------ ------ -------
Full Year
-------------------------------    ------ ------ ------ ------ -------
Chemicals                1,704     1,488   14.5  1,380  1,326     4.1
-------------------------------    ------ ------ ------ ------ -------
Plastics                 1,216     1,031   17.9  1,192  1,015    17.4
-------------------------------    ------ ------ ------ ------ -------
Performance Products       848       890   (4.7)   669    863   (22.5)
-------------------------------    ------ ------ ------ ------ -------
Agricultural Products &
 Nutrition                 435       693  (37.2)   381    623   (38.8)
-------------------------------    ------ ------ ------ ------ -------
  Agricultural Products    378       671  (43.7)   447    681   (34.4)
-------------------------------    ------ ------ ------ ------ -------
  Fine Chemicals            57        22  159.1    (66)   (58)  (13.8)
-------------------------------    ------ ------ ------ ------ -------
Oil & Gas                3,245     2,410   34.6  3,250  2,410    34.9
-------------------------------    ------ ------ ------ ------ -------
Other(a)                  (191)     (374)  48.9   (122)  (407)   70.0
-------------------------------    ------ ------ ------ ------ -------
                         7,257     6,138   18.2  6,750  5,830    15.8
-------------------------------    ------ ------ ------ ------ -------
                        Additions to long-term     Amortization and
4th Quarter                    assets (b)           depreciation (c)
------------------------------------------------ ---------------------
Chemicals                  227       105  116.2    204    217    (6.0)
-------------------------------    ------ ------ ------ ------ -------
Plastics                   194       175   10.9    138    135     2.2
-------------------------------    ------ ------ ------ ------ -------
Performance Products       217        98  121,4    176    110    60.0
-------------------------------    ------ ------ ------ ------ -------
Agricultural Products &
 Nutrition                  56       199  (71.9)   207    116    78.4
-------------------------------    ------ ------ ------ ------ -------
  Agricultural Products     35        26   34.6     58     63    (7.9)
-------------------------------    ------ ------ ------ ------ -------
  Fine Chemicals            21       173  (87.9)   149     53   181.1
-------------------------------    ------ ------ ------ ------ -------
Oil & Gas                  177       268  (34.0)   166    133    24.8
-------------------------------    ------ ------ ------ ------ -------
Other (a)                  115        58   98.3     23     29   (20.7)
-------------------------------    ------ ------ ------ ------ -------
                           986       903    9.2    914    740    23.5
-------------------------------    ------ ------ ------ ------ -------
Full Year
-------------------------------    ------ ------ ------ ------ -------
Chemicals                3,539       639  453.8    855    616    38.8
-------------------------------    ------ ------ ------ ------ -------
Plastics                   631       490   28.8    523    489     7.0
-------------------------------    ------ ------ ------ ------ -------
Performance Products     4,490       347      .    508    364    39.6
-------------------------------    ------ ------ ------ ------ -------
Agricultural Products &
 Nutrition                 466       296   57.4    466    373    24.9
-------------------------------    ------ ------ ------ ------ -------
  Agricultural Products     88        74   18.9    216    226    (4.4)
-------------------------------    ------ ------ ------ ------ -------
  Fine Chemicals           378       222   70.3    250    147    70.1
-------------------------------    ------ ------ ------ ------ -------
Oil & Gas                  545       624  (12.7)   516    449    14.9
-------------------------------    ------ ------ ------ ------ -------
Other (a)                  368       127  189.8    105    112    (6.3)
-------------------------------    ------ ------ ------ ------ -------
                        10,039     2,523  297.9  2,973  2,403    23.7
-------------------------------    ------ ------ ------ ------ -------


    (a) "Other" includes the fertilizers business and other businesses as well as expenses, income and assets not allocated to the segments. This item also includes foreign currency results from financial indebtedness that are not allocated to the segments as well as from currency positions that are macro-hedged (EUR 23 million in the fourth quarter (previous year: EUR 23 million) and EUR 86 million in 2006 (previous year: EUR (97) million)).

    (b) "Other" includes, in addition to the assets of the fertilizers business and other businesses, assets that are not allocated to the segments (financial assets, cash and cash and cash equivalents, marketable securities, financial receivables, deferred tax assets: December 31, 2006: EUR 4,642 million; December 31, 2005: EUR 4,755 million).

    (c) Additions to property, plant and equipment and intangible assets, adjusted as of September 30, 2006 following the purchase price allocations relating to the acquisitions of Engelhard Corp. and the construction chemicals business.



Regions                      Sales by               Sales by
                       location of company    location of customer
                                      Change                 Change
Million EUR             2006    2005    in %   2006    2005    in %
--------------------- ------- ------- ------ ------- ------- ------ -
4th Quarter
--------------------- ------- ------- ------ ------- ------- ------ -
Europe                 8,733   7,011   24.6   8,141   6,639   22.6
--------------------- ------- ------- ------ ------- ------- ------ -
  Thereof Germany      6,365   4,722   34.8   3,277   2,514   30.4
--------------------- ------- ------- ------ ------- ------- ------ -
North America (NAFTA)  2,852   2,401   18.8   2,904   2,382   21.9
--------------------- ------- ------- ------ ------- ------- ------ -
Asia Pacific           2,108   1,647   28.0   2,309   1,754   31.6
--------------------- ------- ------- ------ ------- ------- ------ -
South America,
 Africa, Middle East     781     661   18.2   1,120     945   18.5
--------------------- ------- ------- ------ ------- ------- ------ -
                      14,474  11,720   23.5  14,474  11,720   23.5
--------------------- ------- ------- ------ ------- ------- ------ -
Full Year
--------------------- ------- ------- ------ ------- ------- ------ -
Europe                31,444  25,093   25.3  29,529  23,755   24.3
--------------------- ------- ------- ------ ------- ------- ------ -
  Thereof Germany     22,963  17,100   34.3  11,062   8,865   24.8
--------------------- ------- ------- ------ ------- ------- ------ -
North America (NAFTA) 11,415   9,542   19.6  11,522   9,479   21.6
--------------------- ------- ------- ------ ------- ------- ------ -
Asia Pacific           7,450   6,042   23.3   8,102   6,500   24.6
--------------------- ------- ------- ------ ------- ------- ------ -
South America,
 Africa, Middle East   2,301   2,068   11.3   3,457   3,011   14.8
--------------------- ------- ------- ------ ------- ------- ------ -
                      52,610  42,745   23.1  52,610  42,745   23.1
--------------------- ------- ------- ------ ------- ------- ------ -

Regions                                              Income from
                                                      operations
                                                        (EBIT)
                                                               Change
Million EUR                                       2006   2005    in %
---------------------------------------------   ------- ------ ------
4th Quarter
---------------------------------------------   ------- ------ ------
Europe                                           1,343  1,246    7.8
---------------------------------------------   ------- ------ ------
  Thereof Germany                                  995    903   10.2
---------------------------------------------   ------- ------ ------
North America (NAFTA)                              189    123   53.7
---------------------------------------------   ------- ------ ------
Asia Pacific                                        32     (6)     .
---------------------------------------------   ------- ------ ------
South America, Africa, Middle East                 102    119  (14.3)
---------------------------------------------   ------- ------ ------
                                                 1,666  1,482   12.4
---------------------------------------------   ------- ------ ------
Full Year
---------------------------------------------   ------- ------ ------
Europe                                           5,485  4,385   25.1
---------------------------------------------   ------- ------ ------
  Thereof Germany                                4,125  3,019   36.6
---------------------------------------------   ------- ------ ------
North America (NAFTA)                              869    855    1.6
---------------------------------------------   ------- ------ ------
Asia Pacific                                       181    297  (39.1)
---------------------------------------------   ------- ------ ------
South America, Africa, Middle East                 215    293  (26.6)
---------------------------------------------   ------- ------ ------
                                                 6,750  5,830   15.8
---------------------------------------------   ------- ------ ------

    CONTACT: BASF
             Daniel Smith, +49 621 60-20829
             daniel.smith@basf.com
             or
             Michael Grabicki, +49 621 60-99938
             michael.grabicki@basf.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BASF Aktiengesellschaft
February 22, 2006               By: /s/ Elisabeth Schick
                                ----------------------------
                                Name: Elisabeth Schick
                                Title: Director Site Communications Ludwigshafen
                                and Europe


                                By: /s/ Christian Schubert
                                ----------------------------
                                Name: Christian Schubert
                                Title: Director Corporate Communications
                                BASF Group